INFORMATION CIRCULAR

DATED APRIL 18, 2006

for the

ANNUAL GENERAL AND SPECIAL MEETING

of

NORTHERN CANADIAN MINERALS INC.

to be held on

TUESDAY, MAY 30, 2006

at 10:00 A.M.

___________________________________________________

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
___________________________________________________

Notice is hereby given that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Northern Canadian Minerals Inc. (the “Company”) will be held on Tuesday, May 30, 2006 at Suite 1304 – 925 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1.

To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2005;

2.

To determine the number of directors at five;

3.

To elect directors for the ensuing year;

4.

To appoint Dale Matheson Carr-Hilton Labonte, Chartered Accountants, as the Company’s auditors for the ensuing fiscal year and to authorize the directors to set the auditor’s remuneration;

5.

To approve and adopt, with or without modification, the ordinary resolution approving an amended stock option plan;

6.

To authorize and approve by disinterested shareholders various stock options granted as described in the accompanying management information circular;

7.

To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent, Pacific Corporate Trust Company, 3rd floor, 510 Burrard Street, Vancouver, BC V6C 3B9 at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 18th day of April, 2006.

BY ORDER OF THE BOARD

“Praveen Varshney”

Praveen Varshney, Director

INFORMATION CIRCULAR

NORTHERN CANADIAN MINERALS INC.
Suite 1304 – 925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2

(all information as at April 18, 2006 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Northern Canadian Minerals Inc. (the "Company") for use at the Annual General and Special Meeting of the Company’s shareholders (the "Meeting") to be held on Tuesday, May 30, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.  A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Pacific Corporate Trust Company, of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 1000-595 Burrard Street, Vancouver, BC V7X 1S8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 14,893,566 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote.  The Company has no other classes of voting securities.

Any shareholder of record at the close of business on April 18, 2006 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)

the Corporation’s chief executive officer (“CEO”);

(b)

the Corporation’s chief financial officer (“CFO”);

(c)

each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed fiscal year.

During the most recently completed fiscal year of the Company ended December 31, 2005, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years, in accordance with National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”):

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Hari B. Varshney (2) President & Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$72,000 (1) $72,000 (1) $72,000 (1)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Peeyush Varshney Chief Financial Officer & Secretary	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$72,000 (1) $72,000 (1) $72,000 (1)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

(1)

Pursuant to a management services agreement dated November 1, 2002, between the Company and Varshney Capital Corp. (“VCC”), the Company paid an aggregate of $72,000, being $6,000 per month to VCC during the fiscal year ended December 31, 2005. VCC is a B.C. private company partially owned by Hari Varshney, President, Chief Executive Officer and a director of the Company, and Peeyush Varshney, Chief Financial, Corporate Secretary and a director of the Company. Praveen Varshney, a director of the Company is a director of VCC. See “Management Contracts” below.

(2)

Hari B. Varshney resigned as a director, President and CEO of the Company and Praveen K. Varshney was appointed as President and CEO effective January 24, 2006.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company’s most recently completed fiscal year.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 20,000 incentive stock options were granted to the Named Executive Officer. No SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable(2)
Hari B. Varshney	Nil	Nil	170,800 / 9,200	$37,448 / $552
Peeyush K.Varshney	Nil	Nil	118,800 / 9,200	$25,488 / $552

(1)

Based on the difference between the option exercise price and the closing market price of the Company’s shares, on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Company’s shares as at December 31, 2005 was $0.38.

Options and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended December 31, 2005.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above.  No cash compensation was paid to any director of the Company for the director’s services as a director during the fiscal year ended December 31, 2005.

The Company has no standard incentive arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.  During the most recently completed financial year, the Company granted an aggregate of 210,000 incentive stock options to various directors of the Company as follows:

Marek Kreczmer

100,000

Sokhie Puar

70,000

Peeyush Varshney

20,000

Hari Varshney

20,000

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed fiscal year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	952,000	$0.19	516
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	952,000	$0.19	516

MANAGEMENT CONTRACTS

Effective November 1, 2002, the Company entered into a Management and Administrative Services Contract (the “VCC Agreement”) with Varshney Capital Corp. (“VCC”), a private British Columbia company part-owned by Hari B. Varshney, the President, and Peeyush K. Varshney, the Secretary and a director of the Company, pursuant to which the Company retained VCC to provide management and administrative services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services.

During the fiscal year ended December 31, 2005, the Company paid $60,000 in management fees and reimbursed $12,000 for administrative services to VCC pursuant to the VCC Agreement.

Save and except as aforesaid, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company's approach to corporate governance is set forth below.

Board of Directors

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the board of directors (the “Board”), be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, two of the five members of the Board are independent. The members who are independent are Marek Kreczmer and Aly Mawji. Hari Varshney and Peeyush Varshney are not independent by virtue of the fact that they are executive officers of the Company and Sokhie Puar is not independent by virtue of the fact that he is providing consulting services to the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Hari Varshney	Camphor Ventures Inc.
Garnet Point Resources Corp.
Minaean International Corp.
Peeyush Varshney	Afrasia Mineral Fields Inc.
Avigo Resources Corp.
Cornerstone Industries International Inc.
Garnet Point Resources Corp.
JER Envirotech International Corp.
Mantle Resources Inc.
Minaean International Corp.
MVS Capital Corp.
Aly Mawji	Afrasia Mineral Fields Inc.
Alma Resources Ltd.
Cornerstone Industries International Inc.
Garnet Point Resources Corp.
MVS Capital Corp.
Sokhie Puar	Bassett Ventures Inc.
Garnet Point Resources Corp.
JER Envirotech International Corp.
MVS Capital Corp.
Uldaman Capital Corp.
Marek Kreczmer	Chariot Resources Ltd.
Global Sortweb.com Inc.
Golden Patriot Mining Inc.
Northwestern Mineral Ventures Inc.
Soho Resources Ltd.
Tanzanian Royalty Exploration Corporation
Ulrich Rath

Orientation and Continuing Education

Board turnover is relatively rare.  As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations.  The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board.  Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

Directors, officers and employees are required as a function of their directorship, office or employment to structure their activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from their positions.  The Board does not consider it necessary at this time to have a written policy regarding ethical conduct.

Nomination of Directors

The Board as a whole is responsible for reviewing the composition of the Board on a periodic basis.  The Board analyzes the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

Compensation

The Board as a whole reviews and approves all matters relating to compensation of the directors and executive officers of the Company.  With regard to the CEO, the Board reviews and approves corporate goals and objectives relevant to the CEO’s compensation, evaluates the CEO’s performance in light of those goals and objectives and sets the CEO’s compensation level based on this evaluation.

Audit Committee – Disclosure by Venture Issuers under Form 52-110F2

As at the date hereof, the Audit Committee is composed of Praveen Varshney, Aly Mawji and Sokhie Puar.  Aly Mawji and Sokhie Puar are “independent” because they are not executive officers or employees of the Company and all three members are “financially literate” within the meaning of sections 1.4, 1.5 and 1.6 of Multilateral Instrument 52-110 (Audit Committees) (“MI 52-110”).  The text of the Audit Committee’s Charter is attached as Appendix 1 to this Information Circular.

The Company is relying on the exemption provided by Section 6.1 of MI 52-110 by virtue of the fact that it is a venture issuer.  Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 6 (Reporting Obligations) of MI 52-110.

Relevant Education and Experience

Praveen K. Varshney is the Chair of the Committee. Mr. Varshney is a Chartered Accountant and was in public practice from 1987 to 1991 with KPMG and with Varshney Chowdhry & Co. from 1991 to 1995. Mr. Varshney has held executive level positions with various public companies since 1992 and is currently the Chief Financial Officer of Carmanah Technologies Corporation and JER Envirotech International Corp.  The other members of the audit committee have extensive experience with publicly traded companies and have an understanding of the accounting principles used by the Company to prepare its financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) or Part 8 (Exemptions) of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading “Article 2 – Pre-Approval of Non-Audit Services” of the Audit Committee Charter as set out in Appendix I to this Information Circular.

Audit Fees, Audit-Related Fees, Tax Fees and all other Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two financial years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees (1)	All Other Fees
December 31, 2005	$9,500.00 (Est.)	Nil	$500 (Est.)	Nil
December 31, 2004	$9,250.00	Nil	$500	Nil

(1)

Fees related to the preparation of the Company’s T-2 corporate income tax return.

Assessment

The entire Board is responsible for assessing the effectiveness of the Board, its members and the Audit Committee, in consultation with the chair of the Board and the chair of the Audit Committee.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at five for the ensuing year.

B.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name , Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Praveen Varshney Vancouver, BC Canada	Chartered Accountant; President of the Company since January 24, 2006; Principal of Varshney Capital Corp. from November 1999 to December 31, 2003; Director and/or Executive Officer of various publicly traded companies.	January 24, 2006	321,500
Peeyush Varshney Vancouver, BC Canada	Barrister and Solicitor; Principal of Varshney Capital Corp. from November 1999 to present; Director and/or executive officer of various publicly traded companies.	August 1, 2002	45,556
Aly Mawji Vancouver, BC Canada

Principal of 608749 B.C. Ltd. from October 2002 to present; VP of Consolidated Kronofusion Technologies Inc. from July 2000 to October 2002; Investor relations for Image Power Inc. from May 1999 to May 2000; Director and/or executive officer of various publicly traded companies.

		November 29, 2002	260,955 (4)
Sokhie Puar Richmond, BC Canada	President, SNJ Capital Ltd. January 2000 to March 2004; Senior Vice President, Capital Alliance Group, June 2000 to June 2001; Director and/or Executive Officer of various publicly traded companies.	September 8, 2004	85,000 (5)

Name , Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Marek Kreczmer West Vancouver, BC Canada	Geologist and Professional Engineer for past 30 years; CEO, Golden Patriot Mining Inc., a mineral exploration company (2004 to present); Chairman of the Technical Committee, Tanzanian Royalty Exploration Corporation, a mineral exploration company (2004 – present); President, Tanzanian Royalty Exploration Corporation (1993-2004); Director and/or Executive Officer of various publicly traded companies.	September 20, 2005	350,000

(1)

For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)

Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)

Of these shares, 50,955 shares are held beneficially through 608749 BC Ltd., a private company wholly-owned by Aly Mawji.

(5)

Of these shares, 60,000 shares are held beneficially through SNJ Capital Ltd., a private company wholly-owned by Sokhie Puar.

No proposed director of the Corporation is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Corporation has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Advance notice of the Meeting was filed on SEDAR on April 8, 2005.

C.

APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to approve the appointment of Dale Matheson Carr-Hilton Labonte, Chartered Accountants, as the auditors of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditors were first appointed on December 23, 2004.

D.

APPROVAL OF AMENDED STOCK OPTION PLAN, APPROVAL OF STOCK OPTIONS

Amendment of Stock Option Plan

At the Company’s annual general meeting held in 2003, the shareholders of the Company approved a stock option plan for the Company (the “Plan”). The Plan was established to attract and retain directors, officers, employees and consultants and to motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through options granted under the Plan to purchase shares. The Plan is expected to benefit the Company’s shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in the value of the shares to which they have contributed. Under the Plan, a total of 4,762,583 common shares were allotted and reserved for issuance pursuant to the exercise of options granted under the Plan. In 2004, the Company consolidated its share capital on the basis of five old shares to one new share, thereby adjusting the number of shares reserved for issuance under the Plan to 952,516.

The Company is proposing to amend the Plan and replace it with an amended stock option plan (the “Amended Plan”) attached hereto as Appendix II. The Amended Plan stipulates that the number of common shares allotted and reserved for future issuance thereunder will be equal to 10% of the issued and outstanding shares of the Company from time to time on a “rolling basis”.

The policies of the TSX Venture Exchange (the “Exchange”) permit a Company to adopt either a plan which has a fixed number of shares reserved for issuance which does not exceed 20% of the issued and outstanding shares of the Company, or a “rolling plan” which reserves for issuance the number of shares not exceeding 10% of the issued and outstanding shares of the Company at any given time.

Effective October 5, 2005, the Board of Directors of the Company approved, subject to shareholder and regulatory approval, an amendment in the Plan to make it a “rolling plan” with 10% of the issued and outstanding shares at any given time reserved for issuance in order that it may continue to offer new and existing directors, officers, employees and consultants incentives for their commitment to the Company.  It will also ensure that the number reserved for issuance at any time does not exceed 10%, notwithstanding that Exchange policies permit up to 20% of the outstanding shares to be reserved under a fixed plan. In addition, the Company proposes to further amend the Plan to stipulate that the Company shall be required to submit the Plan, as amended, to the shareholders of the Company for approval and ratification at each annual general meeting. Annual shareholder approval is a requirement imposed by the Exchange with respect to rolling stock option plans. The Company received conditional Exchange acceptance for the Amended Plan on February 27, 2006, subject to shareholder approval.

Approval of Stock Options

The shares reserved under the Plan have now been allocated and 910,000 stock options have been committed to the following key employee and consultants providing investor relations services pursuant to their employment and consulting agreements with the Company. These options are herein referred to as the “Additional Options.”

Name of Employee and Position	Effective Date of Grant	# of Options	Exercise Price	Expiry Date
Keith Laskowski Vice-President, Exploration	February 14, 2006	500,000	$0.36	February 14, 2009
Stirling Investor Relations Inc.	April 4, 2006	60,000	$0.51	April 4, 2008
Alexander Friedrich Consultant - Investor Relations	April 6, 2006	300,000	$0.58	April 6, 2008
Stirling Investor Relations Inc.	April 18, 2006	50,000	$0.82	April 18, 2008
Total

All Additional Options have been approved by the board of directors of the Company subject to regulatory and shareholder approval. Since these Additional Options were granted over the number of stock options reserved for issuance under the Plan previously approved by the shareholders of the Company, shareholder approval for the Additional Options as well as the Amended Plan is hereby requested.

In order for the resolution approving and adopting the Amended Plan and the Additional Options to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution. Per the requirements of the Exchange, disinterested shareholder approval of the Additional Options is also being sought. Disinterested shareholder approval is the approval of the majority of the votes cast by all shareholders at the Meeting, excluding votes attaching to common shares beneficially owned by insiders to whom stock options may be granted under the Amended Plan or associates of such persons.

The text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification of the Amended Plan and approval of the Additional Options is as follows:

“Be it resolved as an ordinary resolution of the Company that:

1.

The stock option plan of the Company be revised as set forth in the management information circular dated April 18, 2006 prepared for the purposes of the Meeting (the “Circular”), and the amended stock option plan substantially in the form attached as Appendix II (the “Amended Plan”) to the Circular be and is hereby approved and adopted;

2.

the form of the Amended Plan may be further amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Company;

3.

all issued and outstanding stock options previously granted, be and are continued under the Amended Plan and are hereby ratified, confirmed and approved;

4.

the 910,000 stock options committed to the key employee and consultants of the Company (the “Additional Options”) which are specifically detailed in the Circular are approved ratified and confirmed, including the exercise price thereof;

5.

the shareholders of the Company hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

6.

any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company at:

Northern Canadian Minerals Inc.

1304-925 West Georgia Street

Vancouver, British Columbia, Canada V6C 3L2

Telephone: (604) 684-2181; Fax: (604) 682-4768

DATED at Vancouver, British Columbia, this 18th day of April, 2006.

APPENDIX I

Charter of the Audit Committee of the Board of Directors
of Northern Canadian Minerals Inc. (the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company.  The Audit Committee’s primary duties and responsibilities are to:

(a)

recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)

recommend to the Board the compensation of the external auditor;

(c)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(d)

pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor;

(e)

review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information;

(f)

be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures;

(g)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(h)

review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

Article 2 – Pre-Approval of Non-Audit Services

The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.  The pre-approval of non-audit services must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee may satisfy its duty to pre-approve non-audit services by adopting specific policies and procedures for the engagement of the non-audit services, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each non-audit service and the procedures do not include delegation of the Audit Committee’s responsibilities to management.

Article 3 – External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization.  The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

Article 4 – External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders.  The external auditors will report directly to the Audit Committee.  The Audit Committee will:

(a)

review the independence and performance of the external auditors and annually recommend to the Board the nomination of the external auditors or approve any discharge of external auditors when circumstances warrant;

(b)

approve the fees and other significant compensation to be paid to the external auditors;

(c)

on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(d)

review the external auditors’ audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

(e)

before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(f)

consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting;

(g)

resolve any disagreements between management and the external auditors regarding financial reporting;

(h)

approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and

(i)

receive from the external auditors timely reports of:

(i)

all critical accounting policies and practises to be used;

(ii)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

(iii)

other material written communications between the external auditors and management.

Article 5 – Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Article 6 - Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters.  The Audit Committee will from time to time establish procedures for the submission, receipt and treatment of such complaints and concerns.  In all cases the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential.  The Company will not condone any retaliation for a complaint made in good faith.

APPENDIX II

NORTHERN CANADIAN MINERALS INC.

2005 STOCK OPTION PLAN

PART 1

INTERPRETATION

1.01

Definitions.  In this Plan:

“Affiliate” means a company that is affiliated with another company as described in section 1.02 of this Plan;

“Associate” means, where used to indicate a relationship with any person:

(a)

a partner, other than a limited partner, of that person;

(b)

a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity;

(c)

a company in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the company; or

(d)

a relative, including the spouse or child, of that person or a relative of that person’s spouse, where the relative has the same home as that person;

and for the purpose of this definition, “spouse” includes an individual who is living with another individual in a marriage-like relationship;

“Board” means the Board of Directors of the Company;

“Committee” means a committee of the Board appointed in accordance with section 3.01 to administer this Plan or, if no such committee is appointed, the Board itself;

“Company” means Northern Canadian Minerals Inc.;

“Consultant” means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director of the Company, that:

(a)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution of securities;

(b)

provides the services under a written contract between the Company or the Affiliate and the individual or the Consultant Company;

(c)

in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(d)

has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

“Directors” means directors, senior officers and Management Company Employees of the Company, or directors, senior officers and Management Company Employees of the Company’s subsidiaries to whom Options can be granted in reliance on a prospectus exemption under applicable securities laws;

“Discounted Market Price” means the Market Price less the discount set forth below, subject to a minimum price of $0.10:

Closing Price

Discount

up to $0.50

    25%

$0.51 to $2.00

    20%

above $2.00

    15%

or such other price as is prescribed by the Exchange from time to time as its “Discounted Market Price”;

“Disinterested Shareholder Approval” means approval by a majority of the votes cast by shareholders of the Company or their proxies at the shareholders’ meeting other than votes attaching to securities beneficially owned by Insiders to whom Options may be granted pursuant to this Plan and their Associates and, for purposes of this Plan, holders of non-voting and subordinate voting securities (if any) will be given full voting rights on a resolution which requires disinterested shareholder approval;

“Employee” means:

(a)

an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(b)

an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(c)

an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week  providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

“Exchange” means the TSX Venture Exchange and any other stock exchange on which the Shares are listed for trading;

“Insider” means:

(a)

a director or senior officer of the Company;

(b)

a director or senior officer of a person that is itself an insider or subsidiary of the Company; or

(c)

a person that beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company; or

(d)

the Company itself if it holds any of its own securities;

“Management Company Employee” means an individual employed by a person, firm, corporation or other entity providing management services to the Company (other than investor relations services), which are required for the ongoing successful operation of the business enterprise of the Company;

“Market Price” means, subject to the exceptions prescribed by the Exchange from time to time, the last closing trading price of the Company’s Shares before either the issuance of the news release or the filing with the Exchange of a price reservation form required to fix the exercise price of the Options;

“Option” means an option to purchase a Share awarded to a Director, Employee or Consultant pursuant to this Plan and “Options” has a corresponding meaning;

“Optionee” means a Director, Employee or Consultant to whom Options are granted pursuant to this Plan;

“Plan” means this stock option plan as from time to time amended;

“Shares” means common shares without par value in the capital of the Company.

“Tier 1 Issuer” and “Tier 2 Issuer” have the meanings prescribed by the TSX Venture Exchange in its Corporate Finance Manual, as amended from time to time.

1.02

Affiliated Corporations.  For the purposes of this Plan, a corporation is an “Affiliate” of another corporation if:

(a)

One of them is the subsidiary of the other; or

(b)

each of them is controlled by the same corporation or individual.

1.03

Number and Gender.  In this Plan the singular of any term includes the plural and vice versa, and words importing the masculine gender shall be interpreted to include the feminine or neuter gender as the context requires.

PART 2

PURPOSE OF PLAN

2.01

Purpose.  The purpose of this Plan is to attract and retain Directors, Employees and Consultants and to motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through Options granted under this Plan to purchase Shares.  The Plan is expected to benefit the Company’s shareholders by enabling the Company to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in the value of the Shares to which they have contributed.

PART 3

GRANTING OF OPTIONS

3.01

Administration.  This Plan shall be administered by the Board or, if the Board so elects, by a committee consisting of not less than two (2) of its members appointed by the Board (the “Committee”).  Any Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan.  Once appointed, the Committee shall continue to serve until otherwise directed by the Board.  The Board may, from time to time, increase the size of the Committee and appoint additional members, remove members (with or without cause) and either appoint new members in their place or decrease the size of the Committee, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.  A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Part 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum.  Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options pursuant to the Plan, except that no such member shall act upon the granting of an Option to himself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to granting Options to him).

3.02

Committee’s Recommendations.  The Board may accept all or any part of the recommendations of the Committee or may refer all or any part thereof back to the Committee for further consideration and recommendation.  Such recommendations may include, but not be limited to, the following:

(a)

resolution of questions arising in respect of the administration, interpretation and application of the Plan;

(b)

reconciliation of any inconsistency or defect in the Plan in such manner and to such extent as shall reasonably be deemed necessary or advisable to carry out the purpose of the Plan;

(c)

determination of the Directors, Employees and Consultants (or their wholly-owned corporations) to whom, and when, Options should be granted, as well as the number of Shares subject to each Option;

(d)

determination of the terms and conditions of the option agreement to be entered into with any Optionee, consistent with this Plan; and

(e)

determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan.

3.03

Grant by Resolution.  The Board, on its own initiative or, if a Committee of the Board shall have been appointed for the purpose of administering this Plan, upon the recommendation of such Committee, may by resolution designate those Directors, Employees and Consultants to whom Options shall be granted.

3.04

Terms of Options.  The resolution of the Board shall specify the number of Options to purchase Shares that shall be granted to each Optionee, the price per Share to be paid upon exercise of the Options, and the period during which such Options may be exercised, and may also stipulate a vesting period or schedule respecting the Options.

3.05

Option Certificates.  Every Option granted under this Plan shall be evidenced by a certificate issued by the Company to the Optionee, the provisions of which shall conform to and be governed by this Plan.  In the event of any inconsistency between the terms of any Option certificate and this Plan, the terms of this Plan shall govern.

3.06

Regulatory Approvals.  The granting of any Options is subject to receipt by the Company of any and all regulatory approvals which may be required under applicable securities laws and the policies of the Exchange.

PART 4

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01

Exercise Price.  The exercise price of an Option granted under this Plan shall not be less than the Discounted Market Price, provided that if Options are granted within 90 days of a distribution of Shares (or shares and other securities) of the Company by way of a prospectus, the minimum exercise price of those Options will be the greater of the Discounted Market Price and the per share price paid by the public investors for Shares acquired under the distribution.  The 90 day period shall be calculated from the date a final receipt is issued for the prospectus unless the prospectus qualifies the distribution of Shares underlying special warrants, in which case the 90 day period shall be calculated from the date of closing of the private placement of special warrants.

4.02

Expiry Date.  Each Option shall, unless sooner terminated, expire on a date to be determined by the Board at the time of grant; provided that if the Company is a Tier 2 Issuer, the maximum exercise period shall be five years from the date of grant, and if the Company is a Tier 1 Issuer, the maximum exercise period shall be ten years from the date of grant.

4.03

Different Exercise Periods, Prices and Number.  The Board may, in its absolute  discretion, at the time of granting Options under this Plan, specify different exercise prices, numbers of Shares, expiry dates and vesting periods respecting such Options without regard to terms of any other Options granted hereunder either previously or concurrently.

4.04

Limitations on Number of Options Granted to Individual Optionees.  The number of Shares reserved for issuance to any one Optionee pursuant to Options granted to such Optionee during any 12 month period shall not exceed 5% of the issued and outstanding Shares, calculated at the date such Options are granted.  The number of Shares reserved for issuance to any one Optionee who is a Consultant pursuant to Options granted to such Consultant during any 12 month period shall not exceed 2% of the issued and outstanding Shares, calculated at the date such Options are granted.  The number of Shares reserved for issuance to Employees and Consultants who are engaged or employed in investor relations activities during any 12 month period shall not exceed in the aggregate 2% of the issued and outstanding Shares, calculated at the date such Options are granted.

4.05

Death of Optionee.  If an Optionee dies prior to the expiry of his Options, his legal representatives, heirs or administrators may, by the earlier of:

(a)

one year from the date of the Optionee’s death (or such lesser period as may be specified by the Board at the time of granting of the Options); and

(b)

the expiry date of the Options;

exercise all or any portion of such Options.

4.06

Termination or Cessation Prior to Expiry.  If an Optionee ceases to be a Director, Employee or Consultant for any reason other than death, such Optionee’s Options shall terminate as specified by the Board at the time of granting the Option; provided that if the Company is a Tier 2 Issuer and no earlier date is stipulated at the time of grant, such Options shall terminate 90 days after such Optionee ceases to be a Director, Employee or Consultant or, if the Optionee was employed or engaged in investor relations activities, such Options shall terminate 30 days after the termination of such Optionee.  All rights to purchase Shares under such Options shall be of no further force or effect from and after the date of termination.

4.07

Assignment.  No Options granted under this Plan or any rights thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession.

4.08

Notice.  Options shall be exercised only in accordance with the terms and conditions of this Plan and the Option certificates evidencing such Options and shall be exercisable only by notice in writing to the Company at such office as is designated by the Company.

4.09

Payment.  Subject to any vesting requirements described in each individual option agreement, Options may be exercised in whole or in part at any time prior to their expiry or termination.  The aggregate exercise price of any Options shall be paid for in full concurrently with the delivery of the notice of exercise by certified cheque or bank draft.

4.10

Share Certificate.  Within a reasonable time after due exercise of any Options, the Company shall issue to the Optionee a share certificate representing the Shares with respect to which the Options has been exercised.  Until such share certificate is issued, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Options.  No adjustment will be made for a dividend or other right for which the record date to determine the shareholders eligible to receive such dividend or right precedes the date the share certificate is issued, except as provided in Part 6 hereof.

4.11

Vesting.  Subject to the discretion of the Board, the Options granted to an Optionee under this Plan shall fully vest on the date of grant of such Options.  In accordance with the policies of the Exchange, and subject to their approval to the contrary, Options issued to Consultants providing investor relations services must vest (and not otherwise be exercisable) in stages over a minimum of 12 months with no more than ¼ of the Options vesting in any 3 month period.

4.12

Hold Periods.

In addition to any resale restrictions under applicable legislation, all Options granted hereunder and all Shares issued on the exercise of such Options will be subject to a four month Exchange hold period from the date the Options are granted, and the stock option agreements and the certificates representing such Shares will bear the following legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date].”

Provided that if the Company is a Tier 1 Issuer, the Company may grant Options without imposing the Exchange hold period if the exercise price of the Options is set at or above the Market Price.

4.13

Form for Non-Individuals.  If a proposed Optionee is a corporation or is otherwise not an individual, it must provide the Exchange with a completed Form 4F – Certification and Undertaking Required from a Company Granted an Incentive Stock Option, or any amended or replacement form.

4.14

Bona Fide Optionee. The Company shall represent that, for the grant of Options under this Plan to an Optionee who is an Employee, Consultant or Management Company Employee, such Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

PART 5

RESERVE OF SHARES FOR OPTIONS

5.01

Maximum Number of Shares Reserved Under Plan.  The aggregate number of Shares which may be reserved for issuance pursuant to the exercise of Options granted under this Plan shall not exceed 10% of the issued and outstanding shares of the Company from time to time. Such number of Shares is subject to adjustment in accordance with Part 6 hereof.  Any Shares reserved for issuance pursuant to the exercise of stock options granted by the Company prior to this Plan coming into effect and which are outstanding on the date on which this Plan comes into effect shall be included in determining the number of Shares reserved for issuance hereunder as if such stock options were granted under this Plan. The terms of this Plan shall not otherwise govern such pre-existing stock options.

5.02

Sufficient Authorized Shares to be Reserved.  If the constating documents of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options granted under this Plan.  Shares that were the subject of Options that have expired or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under this Plan.

5.03

Disinterested Shareholder Approval.  Unless Disinterested Shareholder Approval is obtained, under no circumstances shall this Plan, together with all of the Company’s other previously established or proposed Options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result in or allow at any time:

(a)

the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the outstanding Shares at the time of granting the Options;

(b)

the issuance to Insiders, within a twelve month period, of a number of Shares exceeding 10% of the outstanding Shares at the time of granting the Options; or

(c)

if the Company is or becomes a Tier 1 Issuer, the issuance to any one Insider and such Insider’s Associates, within any twelve month period, of a number of Shares exceeding 5% of the outstanding Shares at the time of granting the Options (the Company being prohibited from exceeding such 5% limit in any twelve month period for so long as the Company is a Tier 2 Issuer); or

(d)

any reduction in the exercise price of Options granted to any person who is an  Insider at the time of the proposed reduction.

PART 6

ADJUSTMENTS TO SHARE CAPITAL

6.01

Share Consolidation or Subdivision.  In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option shall be correspondingly adjusted.

6.02

Stock Dividend.  In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Option and the price payable for any Shares that are then subject to Option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03

Reorganization.  Subject to any required action by its shareholders, if the Company shall be a party to a reorganization, merger, dissolution or sale or lease of all or substantially all of its assets, whether or not the Company is the surviving entity, the Option shall be adjusted so as to apply to the securities to which the holder of the number of shares of capital stock of the Company subject to the Option would have been entitled by reason of such reorganization, merger or sale or lease of all or substantially all of its assets, provided however that the Company may satisfy any obligations to an Optionee hereunder by paying to the said Optionee in cash the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Optionee would be entitled upon exercise of all unexercised Options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied.  Adjustments under this paragraph or any determinations as to the fair market value of any securities shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefor, and any reasonable determination made by the said Board or committee thereof shall be binding and conclusive.

6.04

Rights Offering.  If at any time the Company grants to the holders of its capital stock rights to subscribe for and purchase pro rata additional securities of the Company or of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Option in consequence thereof and the said stock Option of the Optionee shall remain unaffected.

PART 7

APPLICATION OF EXCHANGE POLICIES AND SECURITIES REGULATIONS

7.01

Exchange Policies and Securities Rules Apply.  This Plan and the granting and exercise of any Options hereunder are subject to such policies as are prescribed by the Exchange and all applicable securities laws, rules and regulations.  In the event of an inconsistency between the provisions of such policies, laws, rules and regulations and of this Plan, the provisions of such policies, laws, rules and regulations shall govern.

PART 8

AMENDMENT OF PLAN

8.01

Board May Amend.  Subject to Part 5 the Board may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the Optionees concerned, affect the terms and conditions of Options previously granted under this Plan which have not then been exercised or terminated.

8.02

Exchange Approval.  No material amendment to this Plan shall become effective until accepted for filing by the Exchange.

PART 9

MISCELLANEOUS PROVISIONS

9.01

Other Plans Not Affected.  This Plan shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Employees and Consultants.

9.02

Effective Date of Plan.  This Plan was adopted by the Board on October 5, 2005.  This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company (i.e. by the holders of a majority of the Company’s securities present or represented, and entitled to vote at a meeting of shareholders duly held) which, if required under Exchange policies, shall be by way of Disinterested Shareholder Approval.  Options may be granted under this Plan prior to acceptance for filing by the Exchange and receipt of shareholder approval, provided that no such Options may be exercised until both Exchange acceptance and shareholder approval are obtained.

9.03

Headings.  The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

9.04

Number and Gender.  All references to the singular herein shall be construed to mean the plural and vice-versa, and all references to the masculine gender herein shall be construed to include the feminine and neuter genders, all as the context requires.

9.05

No Obligation to Exercise.  Optionees shall be under no obligation to exercise Options granted under this Plan.

9.06

Termination of Plan.  This Plan shall only terminate pursuant to a resolution of the Board or the Company’s shareholders.

END OF PLAN